March 29, 2018

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Thrivent Mutual Funds Annual Report, Thrivent Core Funds Annual Report, Thrivent Cash Management Trust Annual Report

Dear Ms. DiAngelo Fettig:

On March 7, 2018, you asked certain questions based on a review of the annual reports of Thrivent Mutual Funds, Thrivent Core Funds and Thrivent Cash Management Trust (each a “Registrant” and each series thereof, a “Fund”) dated December 31, 2016 and October 31, 2017. The following is a description of the questions presented and each Registrant’s responses.

1)	Please explain why the following statements are included in the MDFP of the Thrivent Aggressive Allocation Fund:

a.	“The Fund may engage in active and frequent trading of portfolio securities in implementing its principal investment strategies.” The portfolio turnover rate has not been above 100% for the past five years and there is no corresponding risk in the Summary Prospectus.

This statement was erroneously included in the MDFP for Thrivent Aggressive Allocation Fund and it will be removed from the MDFP in the future, unless it becomes applicable for the Fund.

b.	“Additionally, the Fund used an index of high yield credit default swaps to hedge high-yield exposure”. The financial statements for this fund show no exposure to credit default swaps.

The MDFP of the Thrivent Aggressive Allocation Fund inadvertently indicated an investment during the year in credit default swaps to hedge high-yield exposure.

2)	Please explain how the Fund meets the diversification requirements considering individual investments representing more than 5% of total assets are greater than 25% of total assets (ICA 1940). This comment applies to Thrivent Large Cap Growth Fund. In addition, the “Top 10 Holdings” chart for this fund does not aggregate investments in Alphabet. The fund discloses Alphabet- Class A as a top ten holding at 5.2% of the fund. If the holdings in Class B of Alphabet were aggregated with Class A, exposure to Alphabet would be 8.32%. Confirm that diversification is monitored on an issuer basis and consider updating the top ten charts in future filings.

The 25% issuer diversification limit is monitored at the time of purchase. Once the 25% limit is reached, our pre-trade compliance rule in Bloomberg CMGR (which is an integral part of our Bloomberg trading system) will prohibit any additional purchases in issuers that represent more than 5% of total assets. The Thrivent Large Cap Growth Fund is in excess of the overall 25% issuer limit due to market fluctuation.

Yes, the 25% issuer diversification limit is monitored on an issuer basis and not on an issue basis. With respect to Alphabet Class A & B shares, we combine the two share classes for purposes of monitoring exposure at the issuer level.

3)	The Fund has been identified in the annual report (or registration statement) as a non-diversified Fund; however, it appears the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than 3 years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified (ICA Section 13(a)(1) and Rule 13a-1 thereunder). This comment applies to Thrivent Aggressive Allocation Fund, Thrivent Moderate Allocation Fund, Thrivent Moderately Aggressive Allocation Fund and Thrivent Moderately Conservative Allocation Fund. In addition, the SAI discloses that the funds are non-diversified; however, there is no disclosure of the risks of being a non-diversified fund in the Summary Prospectus. Please explain.

Thrivent Aggressive Allocation Fund, Thrivent Moderately Aggressive Allocation Fund, and Thrivent Moderate Allocation Fund are currently operating as non-diversified funds. Thrivent Moderately Conservative Allocation Fund was operating as a non-diversified fund as recently as February 28, 2018. The Registrant will supplement its prospectus to add Non-Diversified Risk for these Funds.

4)	The average notional amount of futures in the Thrivent Government Bond Fund was 26.1% for the fiscal year. However, the most recent prospectus does not include a discussion of this particular asset class in the principal investment strategies or principal risk sections. Please explain why the specific asset class has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate, provided the significance of specific asset classes in the portfolio. In addition, investments in futures appear to have had a significant impact on the realized gains of the fund. (61%)

The Registrant will supplement its prospectus to add the use of futures as a principal investment strategy for the Fund and will add corresponding risk disclosure.

5)

Certain Funds had exposure to derivatives during the last fiscal year end; however, the MDFP does not discuss the effect of the derivatives on the performance of the Fund. If the performance was materially affected by the derivative exposure there should be a discussion of the impact in the MDFP. Please explain why no discussion regarding the impact of derivatives was included in the MDFP. We note that the MDFP does disclose specifically why certain funds invested in derivatives during the year, but not all funds disclose how the derivatives affected fund performance. This comment applies to the following funds: Thrivent Aggressive Allocation Fund, Thrivent Government Bond Fund,

Thrivent Income Fund, Thrivent Large Cap Stock Fund, Thrivent Limited Maturity Bond Fund, Thrivent Low Volatility Equity Fund, Thrivent Moderate Allocation Fund, Thrivent Moderately Aggressive Allocation Fund, Thrivent Moderately Conservative Fund, Thrivent Diversified Income Plus Fund, and Thrivent Growth and Income Plus Fund.

The Registrant uses derivatives in a variety of ways. Most often, derivatives are used as an efficient vehicle to implement tactical investment reallocations, e.g, in the case of equity exposure, an underweight to small cap stocks or an overweight to international stocks and had limited impact on returns versus the underlying securities. The Registrant uses derivatives in the fixed income portfolios to help manage duration and positioning along the Treasury curve, with performance aligned with the bond positions. In relation to Thrivent Low Volatility Equity Fund, the Registrant also uses derivatives when launching a fund to maintain exposure to markets as portfolios are positioned, and the impact on returns is not significant. The Registrant will be more explicit in the future in describing the impact of those allocations more specifically.

6)	The Fund has changed its primary benchmark index from the one used for the immediately preceding fiscal year. Please explain why the appropriate disclosures were not included (Instruction 7 to Item 27(b) (7) (ii)). More specifically, explain why the reason for the change was not disclosed. This comment applies to the following funds: Thrivent Large Cap Growth Fund, Thrivent Large Cap Value Fund, Thrivent Mid Cap Stock Fund, and Thrivent Small Cap Stock Fund.

The Registrant inadvertently did not disclose the reason for the change of benchmark in the October 31, 2017 filing. The reason for the change was properly disclosed in the February 28, 2017 Prospectus. The Registrant will make the necessary disclosures in the future related to the change of fund benchmarks.

7)	Other expenses appear to be significant. Please confirm that any categories of other expenses that exceed five percent of total expenses have been separately identified in accordance with S-X 6-07.2.b. This comment applies to the Thrivent Core Short-Term Reserve Fund. (Other expenses are 14% of total expenses.)

The Registrant inadvertently did not disclose independent pricing service fees separately for Thrivent Core Short-Term Reserve Fund, which were more than five percent of total expenses. The Registrant will make the appropriate disclosures in accordance with S-X 6-07.2.b in the future.

8)	Form N-CSR was updated effective August 1, 2017. Ensure that all future N-CSR filings use the updated Form. See Investment Company Reporting Modernization Frequently Asked Questions #2:

https://www.sec.gov/investment/investment-company-reporting-modernization-faq.

The Registrant is an open-end fund. The securities lending disclosures are included in the February 28, 2018 Statement of Additional Information.

9)	Please include a sufficient description of the nature of the services comprising the tax fees disclosed in the categories of services provided by the principal accountant for tax compliance, tax advice and tax planning for the last two fiscal years (Item 4(c) of Form N-CSR). (This comment also applies to Audit Related Fees- Item 4(b)). For example, see the 10/31/17 Thrivent Mutual Funds N-CSR.

The Registrant will include sufficient descriptions of the services comprised in the fees disclosed in Items 4(b) and 4(c) of Form N-CSR in future filings.

10)	Please disclose the amount of securities on loan on the balance sheet. Refer to the Audit Guide of Investment Companies.

The Registrant will include the amount of securities on loan on the balance sheet going forward.

11)	We noted the following disclosure in the 10/31/17 financial statements of Thrivent Cash Management Trust: As of October 31, 2017, three related parties held 70.3% of the outstanding shares of the Trust. Subscription and redemption activity by concentrated accounts may have a significant effect on the operation of the Trust. In the case of a large redemption, the Trust may be forced to sell investments at inopportune times, resulting in additional losses for the Trust and a portfolio with a higher percentage of less liquid or illiquid securities. Please explain whether similar disclosure was considered for the other funds and whether this disclosure would be appropriate for the summary prospectuses for any applicable funds.

The Registrant includes related party disclosure in the Notes to Financial Statements for each filing. The disclosure in the Notes to Financial Statements will be updated for future filings to be more descriptive of the risk associated with related party investments. Thrivent Cash Management Trust is only offered to affiliated funds as an investment for cash collateral received from securities lending. As a result, the Registrant does not believe any additional disclosure for the summary prospectus is necessary.

12)	The Thrivent Cash Management Trust invests in “Blackrock Liquidity Fund Inst”. Is this the actual name of the fund? (It appears to be a Registrant.) Please confirm that the Blackrock fund is a government money market fund.

The Registrant will display the name of this fund as “BlackRock Liquidity FedFund” in future filings. The Registrant has confirmed that the BlackRock Liquidity FedFund is a government money market fund.

13)	In future filings, when a fund incepts operations during the 6 month period included in the “Shareholder Expense Example”, please note that the hypothetical calculations should still be performed as of the number of days in the 6 month period, as opposed to the actual number of days used for the actual calculations. (This comment applies to the Thrivent Core Emerging Markets Debt Fund.)

The Registrant will perform the hypothetical calculations for funds that incept during the six months included in the “Shareholder Expense Example” as indicated in the future.

14)	We could not locate the “Web site disclosure of portfolio holdings and other fund information” disclosure requirements of Rule 2(a)(7)(h)(10) for the Thrivent Cash Management Trust. Please explain where this information can be located or explain why the information is not presented on the website. (Note that this Registrant is a 40 Act only Registrant.)

Thrivent Cash Management Trust is not located on the Thrivent Mutual Funds website as it is not a series of Thrivent Mutual Funds. It can be found on the Thrivent Financial website using the following link.

https://www.thrivent.com/products/annuities/variable-annuity-reference-center.html#_ai-tcmt

15)	Rule 2(a)(7)(h)(10)(iv) under the Investment Company Act of 1940 requires a link to a Web site of the Securities and Exchange Commission where a user may obtain the most recent 12 months of publicly available information filed by the money market fund pursuant to §270.30b1-7. We note that Thrivent provides a general link to the sec.gov website. Please provide a more specific link or instructions for shareholders to access the information.

Thrivent provides the following link in each PDF holdings disclosure on the website. This link will take an investor directly to the Form N-MFP filings of the Registrant on the SEC website. Thrivent will add an additional link to the Thrivent Mutual Funds website for a shareholder to access the website of the Securities and Exchange Commission.

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000811869&type=N-MFP&dateb=&count=20&scd=filing

16)	For bank loans, the stated interest rate represents the weighted average of all contracts within the bank loan facility. Please explain how disclosing the weighted average of all contracts written complies with footnotes 1 and 4 of Article 12-12 of Regulation S-X.

Bank Loan securities represent a loan facility, and each facility is governed by terms outlined in a credit agreement. Each credit agreement outlines different loan contracts made between groups of borrowers and lenders that make up that loan facility. The Registrant, when investing in the bank loan facility, owns a share of the outstanding loans under the facility. Each facility has its own maturity date, interest rate and CUSIP used for pricing. As principal payments are made by the loan borrowers in the facility, the rates may reset at different periods than the other loan contracts in the facility. The rate disclosed by the Registrant for each bank loan facility is the end of period weighted average rate of the facility based on the rates of the loan contracts within the facility. The Registrant believes we are in compliance with footnotes 1 and 4 of Article 12-2 of Regulation S-X by disclosing each facility separately, along with the index and spread that the interest rate is derived from.

17)	We note that certain securities are identified as variable rate securities, but the required disclosure of the reference rate and spread was not included. For example, refer to footnote “I” in the full Schedule of Investments of the Balanced Income Plus Fund, which applies to CMOs. Please consider disclosing a footnote explaining why the reference rate and spread are not applicable or not disclosed.

The Registrant will update the footnote disclosure to include explanation of why a reference rate and spread are not applicable or not disclosed on these securities in the future.

18)	Thrivent Partner Worldwide Allocation Fund invests in Foreign Currency Forward Contracts. Please explain how the disclosure meets the requirements of S-X 12-13B. Specifically, the description of the currency sold is not included in the disclosure of forward purchases and the description of the currency purchased is not included in the disclosure of forward sales.

The Registrant will update the disclosure to include the description of the currency sold in the forward purchases disclosure and to include the description of the currency purchased in the disclosure of forward sales in the future.

19)	In future filings include the disclosure requirements of Column B of Article 12-14 of Regulation SX: Number of shares—principal amount of bonds, notes and other indebtedness held at close of period.

The disclosure requirements of Column B of Article 12-14 of Regulation S-X are properly disclosed in the Investment in Affiliates table and can be found in the third column from the right in the table.

20)	In future filings include the disclosure requirements of all footnotes of Article 12-14 of Regulation S-X. (Specifically, include the categorizations and footnotes required.)

The Registrant will include the categorizations and footnotes required of Article 12-14 of Regulation S-X in the future.

21)	Please explain how the disclosure complies with footnote 6 to Article 12-14 of Regulation S-X. Specifically, the total of the column should agree with the correlative amount on the Statement of Operations. The total of the “Income earned” column does not agree to the amount disclosed on the Statement of Operations. You must add numbers to get to the total and the line items you have to add on the Statement of Operations aren’t clearly identified as affiliates. For example, you have to add the “Income from securities loaned-net” and “Income from affiliated investments to get to the total of the 12-14 schedule.

The Registrant will update the affiliates table to subtotal according to the requirements of footnote 6 of Article 12-14 of Regulation S-X. Additionally, the Registrant will update the Statement of Operations to identify the Income from securities loaned – net as affiliated.

22)	Please explain why “distributions of realized capital gains from affiliated investments” is not disclosed in the affiliates table.

The Registrant will disclose the distributions of realized capital gains from affiliated investments in the affiliates table going forward.

23)	Please explain how the combination of net realized gains/losses on foreign currency and forward contract transactions complies with S-X 6-07.7(a).

Going forward, the net realized gains/losses section will have the same breakout as the change in net unrealized appreciation/(depreciation) section of the Statement of Operations.

24)	The following funds have non cash income and have appropriately disclosed the non-cash income separately on the statement of operations; however, we did not see disclosure in the notes regarding the bases of recognition and measurement used in respect to such amounts. S-X 6-07.1. (Non-cash dividends represent 13%, 5% and 11% of Large Cap Stock Fund, Low Volatility Equity Fund and Partner Worldwide Allocation Fund, respectively.)

The Registrant will update the Notes to Financial Statements to include disclosure regarding the bases of recognition and measurement used in respect of these amounts in the future.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer